Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Virtusa Corporation and Subsidiaries:

We consent to the incorporation by reference in the registration statement on Form S-8 of Virtusa Corporation and Subsidiaries of our reports dated May 28, 2009, with respect to the consolidated balance sheets of Virtusa Corporation and Subsidiaries as of March 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders’ equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended March 31, 2009, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of March 31, 2009, which reports appear in the March 31, 2009 annual report on Form 10-K of Virtusa Corporation and Subsidiaries.

/s/ KPMG LLP

Boston, Massachusetts
August 3, 2009